November 24, 2006

VIA EDGAR, COURIER AND TELEFAX (202.772.9204)

Mr. Matthew J. Benson, Esq.
Ms. Peggy Kim, Esq.
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

  Re:
  Heelys, Inc., Registration Statement on Form S-1
  Amendment No. 2—Filed October 27, 2006
  File No. 333-137046

Dear Mr. Benson and Ms. Kim:

        On behalf of Heelys, Inc. (the "Company"), in connection with the proposed initial public offering of the Company's common stock, we thank you for the opportunity to provide this letter in advance of filing Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-137046).

        As requested in our letter dated November 17, 2006, we remain optimistic that we may be in a position to price the Company's proposed initial public offering on or about December 7, 2006, which would require filing Amendment No. 3 to the Registration Statement today, printing preliminary prospectuses immediately after we file our proposed Amendment No. 3 to the Registration Statement and launching the Company's road show on November 27, 2006.

        Pursuant to our telephone conference on November 22, 2006, you, Mr. Scott Ruggiero and Mr. William Thompson provided additional comments to our proposed revisions to the Registration Statement submitted on November 17, 2006.

        Given the extremely short time frame, the purpose of this letter (prior to filing Amendment No. 3 to the Registration Statement and printing preliminary prospectuses) is to (1) provide the Staff with our proposed responses to the Staff's comments received in our November 22, 2006 telephone conference and the proposed revisions to Amendment No. 3 to the Registration Statement, and (2) seek the Staff's guidance, based upon the Staff's review of the material attached hereto and described below, regarding whether there will be any additional questions, comments or information requests from the Staff relating to the Registration Statement.

        Accordingly, we have attached the following for the Staff's review:

  1.
  A draft of our proposed response letter to the Staff's letter dated November 8, 2006 and telephone conference on November 22; and

  2.
  Changed pages of proposed Amendment No. 3 to the Registration Statement, marked to show changes from the version provided on November 17, 2006.

        Thank you in advance for your assistance in expediting review of the attached material.

        Please call me (214.999.4245) at your very earliest convenience, if there are any questions, additional comments or additional information required regarding the Registration Statement or our proposed response letter.

        Thank you again for your consideration.

Very truly yours,
/s/ ROBERT SARFATIS Robert Sarfatis
cc:
Michael G. Staffaroni
Patrick F. Hamner
Alan J. Perkins